Intrepid Potash, Inc.

700 17th Street, Suite 1700

Denver, Colorado 80202

April 18, 2008

VIA FACSIMILE (202) 772-9368 AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attn: Mr. Sean Donahue

Re:	Intrepid Potash, Inc.
Registration Statement on Form S-1
(File No. 333-148215)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intrepid Potash, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:30 p.m., eastern standard time, on April 21, 2008, or as soon thereafter as possible. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with its request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rodney D. Gloss
Rodney D. Gloss Vice President and Controller